ROPES & GRAY
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Stephen D. Adams
T +1 617 235 4718
stephen.adams@ropesgray.com

June 29, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:     Ms. Samantha Brutlag

Re:     GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On June 15, 2018, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Sarah Clinton and Stephen Adams of Ropes & Gray LLP, counsel to the Registrants, regarding (i) Post-Effective Amendment No. 201 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 247 under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 201/247”) to GMO Trust’s Registration Statement on Form N-1A relating to twenty-nine series of GMO Trust (each a “GMO Trust Fund”); and (ii) Post-Effective Amendment No. 37 under the Securities Act and Amendment No. 39 under the 1940 Act (“Amendment 37/39”) to GMO Series Trust’s Registration Statement on Form N-1A relating to thirteen series of GMO Series Trust (each a “GMO Series Trust Fund” and together with the GMO Trust Funds, the “Funds”). Responses to the comments are set forth below. Please note that, as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple Funds and/or to both Registrants.

Securities and Exchange Commission	- 2 -	June 29, 2018

GMO Trust and GMO Series Trust

Multiple Funds

1.	Please provide all numerical data relating to the Funds’ fees and expenses, expense examples, and performance that was not included in Amendment 201/247 or Amendment 37/39, as applicable.

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 25 and June 27, 2018.

2.	For each Fund that has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (each, a “Name Policy”), with respect to such Fund’s investments in derivatives, please explain supplementally whether the Fund uses the market value or notional value of the derivatives for purposes of determining whether the Fund complies with its Name Policy.

Response: As noted in the adopting release to Rule 35d-1 under the 1940 Act, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant uses either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of the investment exposure provided by the derivative contract. For example, for a Fund with the word “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Fund would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to the contract’s notional value, rather than its market value.

3.	The Staff notes that the description of “Leveraging Risk,” as it appears under “Principal risks of investing in the Fund” in the Fund Summary section of the Prospectus for certain Funds, states that “the Fund’s portfolio will be leveraged if it exercises its right to delay payment on a redemption….” Please explain the circumstances under which a Fund may delay payment on a redemption.

Response: The Registrants submit that, as further described in “Description of Principal Risks—Leveraging Risk” in each Registrant’s Prospectus, the referenced disclosure pertains to the fact that a Fund’s portfolio will be leveraged if the value of the Fund’s assets declines between the time a redemption request is received and the time at which the Fund liquidates assets to meet redemption requests. The Registrant notes that, as disclosed in the “How to Redeem Shares—Redemption Policies” section of each Registrant’s Prospectus (which also describes other circumstances under which the Fund may delay payment on a redemption), and consistent with Section 22(e) of the 1940 Act, while the Funds typically expect to make a redemption payment on the first business day following the day on which a redemption request is received in good order prior to the cut-off time, a Fund may take up to seven days to make a redemption payment.

Securities and Exchange Commission	- 3 -	June 29, 2018

GMO Emerging Country Debt Fund and GMO Emerging Country Debt Series Fund

4.	As stated under “Principal investment strategies” in the Fund Summary section of the Prospectus for each Fund, the Funds consider “emerging countries” to be “countries that are included in the Fund’s benchmark or that have similar national domestic products or default histories to those of countries included in the Fund’s benchmark.” The Staff notes that the latter part of this definition provides the Funds’ investment adviser with discretion to determine which countries are included in the definition of “emerging countries.” The Staff believes that “emerging countries” should be defined by reference to an independent third party criteria, such as lists of emerging countries maintained by the World Bank, International Monetary Fund, or index providers such as FTSE Russell, MSCI, or S&P Dow Jones. Please consider revising the definition of “emerging countries” accordingly.

Response: The Registrants submit that the Funds’ definition of “emerging countries” is appropriate. Consistent with Rule 35d-1, each Fund has a policy to invest, under normal circumstances, at least 80% of the value of its assets in debt investments that are tied economically to emerging countries (i.e., the particular type of investment and geographic region suggested by its name) and discloses in its Prospectus the specific criteria used by it to select “emerging countries” investments (pursuant to Rule 35d-1(a)(3)(ii)). The Registrants are not aware of Commission or Staff guidance indicating that “emerging countries” must be defined solely by reference to independent third party criteria and notes that when Rule 35d-1 was adopted, the Commission stated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”1 The Staff reaffirmed this reasonableness standard subsequent to the adoption of Rule 35d-1.2 The Registrants note that the Funds define “emerging countries” with reference to their benchmark, the J.P. Morgan EMBI Global Index, which is an independently maintained and widely published index. The Registrants maintain that the inclusion of countries with similar national domestic products or default histories to those of countries included in the each Fund’s benchmark is reasonable and not misleading to investors in that it would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.3

1 See footnote 43 to Investment Company Act Release No. 24828 (January 17, 2001).

2 See “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” at Q.6, http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

3 See Investment Company Act Release No. 24828, Section II.C.1 (January 17, 2001).

Securities and Exchange Commission	- 4 -	June 29, 2018

GMO Quality Fund and GMO Quality Series Fund

5.	The Staff notes that the description of each Fund’s “Principal investment strategies” in the Fund Summary section of the applicable Prospectus states that, in selecting securities for the GMO Quality Fund and GMO Quality Series Fund, Grantham, Mayo, Van Otterloo & Co. LLC ("GMO") may consider ESG (environmental, social, and governance) criteria. Please consider risk disclosure indicating that the use of ESG criteria could negatively affect performance.

Response: As described more fully in each Fund’s “Principal investment strategies” section, in addition to ESG criteria, GMO may consider a wide variety of factors in selecting securities for the Fund, including (i) various systematic factors, based on profitability, profit stability, leverage, and other publicly available financial information; (ii) judgmental factors, based on GMO’s assessment of future profitability, capital allocation, growth opportunities, and sustainability against competitive forces; (iii) valuation methodologies, such as discounted cash flow analysis and multiples of price to earnings, revenues, book values or other fundamental metrics; and (iv) trading patterns, such as price movement or volatility of a security or groups of securities. The Registrants submit that the description of each Fund’s principal risks appropriately discloses the risks associated with the principal investment strategies of each Fund, including the risks associated with GMO’s use of a combination of investment methods to select securities for the Fund. The Registrants note in particular the “Principal risks of investing in the Fund—Management and Operational Risk” disclosure for each Fund, which states that “[t]he Fund runs the risk that GMO’s investment techniques will fail to produce desired results.” Because ESG criteria are a subset of many factors GMO considers in selecting investments for the Funds, the Registrants respectfully decline to add separate risk disclosure relating to ESG investing in the Funds’ “Principal risk of investing in the Fund.”

GMO Trust

GMO Foreign Small Companies Fund

6.	The Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm that an “Acquired Fund Fees and Expenses” line is not required in the Annual Fund operating expenses table.

Response: The Registrant confirms that the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of ETFs and other Acquired Funds (as defined in Form N-1A) are not expected to exceed 0.01% of the average net assets of the Fund and, therefore, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, a separate line item for “Acquired Fund Fees and Expenses” line is not required in the Fund’s Annual Fund operating expenses table. As permitted by Instruction 3(f)(i) to Item 3 of Form N-1A, any such fees and expenses will be included in the Fund’s Annual Fund operating expenses table under the subcaption “Other expenses.”

7.	That Staff notes that the description of the Fund’s “Principal investment strategies” in the Fund Summary section of the Prospectus states that the Fund “invests directly and indirectly (e.g., through underlying funds or derivatives) at least 80% of its assets in securities of small companies that are tied economically to countries other than the United States, including both developed and emerging countries (emerging countries are generally excluded from the Fund’s benchmark).” If the market capitalization range of companies in the Fund’s 80% test is wider than that of the benchmark, please explain why the benchmark is appropriate.

Response: The Registrant submits that the benchmark, the S&P Developed ex-U.S. Small Cap Index, is appropriate for the Fund and conforms to relevant disclosure requirements. The Registrant notes that the Fund seeks to invest primarily in the equities of non-U.S. small capitalization companies and that the benchmark is an independently maintained and widely published index comprised of non-U.S. small capitalization stocks. The Registrant submits that, while the set of countries the Fund may invest in is wider than its benchmark, the market capitalization range of companies whose equities are held by the Fund is generally within the market capitalization range of companies in the Fund’s benchmark. As disclosed in the Fund’s “Principal investment strategies,” the benchmark represents the lowest 15% of publicly traded market capitalization (float) of the S&P Broad Market Index in each country at the time of investment, and the Fund focuses its investments in companies in the lowest 25% of publicly traded market capitalization (float) in a particular country at the time of investment.

Securities and Exchange Commission	- 5 -	June 29, 2018

GMO Risk Premium Fund

8.	Please clarify whether the Fund expects to be leveraged (i.e., will the notional value of the Fund’s written put options exceed the net asset value of the Fund?). If so, please consider adding disclosure regarding leveraging risk.

Response: The Fund does not expect to be leveraged. As disclosed in the description of the Fund’s “Principal investment strategies,” in the Fund Summary section of the Prospectus, GMO, the Fund’s adviser, expects that “the Fund’s put option positions typically will be fully collateralized at the time the Fund writes them” and, therefore, that “the Fund will hold sufficient assets to cover the maximum possible loss the Fund might sustain upon the exercise of a put option it has written.”

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Very truly yours,

/s/ Stephen Adams

Stephen Adams

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP